Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Reference is made to the announcement of Bilibili Inc. (the “Company”) dated May 2, 2022 (the “First Conversion Announcement”) and notice of AGM (the “AGM Notice”) of the Company dated June 6, 2022. Unless the context otherwise requires, capitalized terms used in this announcement shall have the same meanings as those defined in the First Conversion Announcement.

The Company wishes to announce that all the proposed resolutions set out in the AGM Notice dated June 6, 2022 were duly passed at the AGM held on June 30, 2022.

The Company would also like to inform Shareholders that all necessary Shareholders’ approval in respect of the Proposed Conversion has been obtained at the AGM. From the date of this announcement until the Effective Date, the Company will continue to make the necessary arrangements to facilitate compliance with all applicable Listing Rules as a dual-primary listed issuer on the Stock Exchange upon the Effective Date, including but not limited to, as set out in the First Conversion Announcement, (i) amending the 2018 Share Incentive Plan and terminating the Global Share Plan; (ii) putting in place the necessary internal control measures; (iii) amending the charters of the audit committee and compensation committee; and (iv) continuing to engage its compliance advisor. The Company will further update Shareholders on the progress of the Proposed Conversion pursuant to paragraph 3.30 of the Guidance Letter on or before the Effective Date. The stock marker “S” in the stock short name of the Company will be dis-applied from the Effective Date.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, June 30, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.